

October 12, 2021

Amy Nauiokas
Chief Executive Officer
Anthemis Digital Acquisitions I Corp
122 Hudson Street
3rd Floor
New York, New York 10013

      Re: Anthemis Digital Acquisitions I Corp
         Registration Statement on Form S-1 and Form S-1/A
         Filed October 1, 2021 and October 6, 2021
         File No. 333-259986

Dear Ms. Nauiokas:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 24, 2021 letter.

Registration Statement Filed on Form S-1

Description of Securities
Private Placement Warrants, page 153

1.   We note your disclosure that *"if the private placement warrants are held by holders other than the sponsor or its permitted transferees, the private placement warrants will be exercisable by the holders on the same basis as the warrants included in the units being sold in the this offering."* Tell us how you considered the cashless exercise provisions discussed in section 2.6.1 and 3.3.1(c) of the warrant agreement filed as Exhibit 4.4 and explain whether you believe there are potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant. If so, tell us how you

concluded that such a provision would not preclude the private placement warrants from being indexed to the entity's stock based on the guidance in ASC 815-40.

You may contact David Irving at 202-551-3321 or Sharon Blume at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance